VIA EDGAR	July 21, 2017
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Check-Cap Ltd.
Registration Statement on Form F-1
File No. 333-219047
Acceleration Request

Requested Date: July 25, 2017
Requested Time: 4:30 P.M. Eastern Daylight Time
Ladies and Gentlemen:
Check-Cap Ltd. (the "Company") hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1 so that such Registration Statement will become effective as of 4:30 p.m. on Tuesday, July 25, 2017, or as soon thereafter as practicable.
The Company acknowledges that (i) should the Securities and Exchange Commission (the "Commission"), or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
Securities and Exchange Commission
The Company understands that the staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the Federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Sincerely,

Check-Cap Ltd.

/s/William Densel
Name: William Densel
Title: Chief Executive Officer

cc:	Rachel Cohen-Menirom, Check-Cap Ltd.
Angela Dowd, Esq. Loeb & Loeb LLP